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June 3, 2022

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:  Jeff Kauten

 Kathleen Krebs

 Division of Corporation Finance

 Office of Technology

Re:    Starry Group Holdings, Inc.

Registration Statement on Form S-1

Filed April 18, 2022

File No. 333-264363

Ladies and Gentlemen:

On behalf of our client, Starry Group Holdings, Inc. (the “Company”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated May 18, 2022 (the “Comment Letter”) with respect to the Registration Statement on Form S-1 filed with the Commission by the Company on April 18, 2022. Concurrently with the filing of this letter, the Company has filed Amendment No. 1 to the Registration Statement on Form S-1 (the “Registration Statement”) through EDGAR.

For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold type below and provided our response below each comment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Registration Statement on Form S-1

Risk Factors

Future sales, or the perception of future sales…, page 28

1.

Please disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding to illustrate the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the Class A common stock. Also disclose that even though the current trading price is near or below the SPAC IPO price, the Sponsor and private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investor.

June 3, 2022

Response: The Company acknowledges the Staff’s comment and has revised the cover and page 28 of the Registration Statement.

Management’s Discussion and Analysis of Financial Condition…

Liquidity and Capital Resources, page 51

2.

In light of the significant number of redemptions, revisions to the amount of private funding and cash you received in connection with the business combination, and the potential that the company will not receive significant proceeds from exercises of the warrants, expand your discussion of capital resources to address the changes in the company’s liquidity position since the business combination. In your discussion, quantify the total amount of cash the company received in the business combination instead of the minimum and maximum cash you could have received in the business combination transactions and additional private investments. Specifically discuss the impact on the company’s liquidity position, ability to remain in compliance with the covenants under the Starry Credit Agreement and ability to continue as a going concern as a result of the following changes that occurred after the shareholder vote on the business combination transactions:

•	the waiver of the $300 million minimum cash condition for consummating the business combination;

•	the convertible note investment for up to $150 million not occurring;

•	not paying down the company’s debt under the Starry Credit Agreement; and

•	decreasing the purchase price and increasing the number of shares issued in the PIPE Investment and the Series Z Investment.

If the company is likely to have to seek additional capital, discuss the effect of this offering on the company’s ability to raise additional capital.

Response: The Company acknowledges the Staff’s comment and has revised page 42 of the Registration Statement.

3.

Revise your prospectus to disclose the price that each selling securityholder paid for the shares and warrants being registered for resale. Highlight any differences in the current trading price, the price paid by the public securityholders to acquire their shares and warrants, and the prices paid by the Sponsor, private placement investors, public shareholders who entered into non-redemption agreements, and other selling securityholders to acquire their shares and warrants. Disclose that while these selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.

June 3, 2022

Response: The Company acknowledges the Staff’s comment and has revised the cover and page 28 of the Registration Statement.

4.

We note that the warrants are exercisable for $1.2415 shares of Class A common stock; however, only a whole warrant may be exercised by a warrant holder. Since the exercise of whole warrants will result in the issuance of fractional shares, please highlight this fact and the implications to warrant holders. Provide a risk factor discussing the risks to warrant holders.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that no fractional shares of Class A Common Stock will be issued upon exercise of the warrants. Pursuant to Section 4.7 of the Warrant Agreement, if, upon exercise, a holder would be entitled to receive a fractional interest in a share, the Company will, upon such exercise, round down to the nearest whole number the number of shares of Class A Common Stock to be issued to the holder. The Company has added this disclosure to the cover and page 7 of the Registration Statement. In addition, the Company has added a risk factor discussing the risks to warrant holders to page 32 of the Registration Statement.

5.

Where you discuss potential proceeds you may receive upon exercise of the warrants, please highlight that you may not receive cash upon the exercise of the warrants due to the Sponsor being able to exercise its 6,853,333 private warrants on a cashless basis and the company currently being able redeem the public and private warrants on a cashless basis for a number of Class A shares determined based on the redemption date and the fair market value of the Class A shares.

Response: The Company acknowledges the Staff’s comment and has revised the cover and pages 7 and 33 of the Registration Statement.

*    *    *    *

June 3, 2022

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to Shagufa Hossain at (202) 637-2323.

Very truly yours,

/s/ Shagufa Hossain
Shagufa Hossain
of LATHAM & WATKINS LLP

cc:     Chaitanya Kanojia, Starry Group Holdings, Inc.

William Lundregan, Starry Group Holdings, Inc.

Rachel W. Sheridan, Latham & Watkins LLP